Prime Acquisition Corp. and Bhn Announce Intention to Pay Cash Dividend,

Provide Additional Information on Proposed Business Combination

Company to Conduct Investor Meetings in Advance of Prime’s Special Meeting of Shareholders

Shijiazhuang, China – March 18, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, and privately held bhn S.r.l. (“bhn”), a leading financial and strategic advisory boutique based in Milan, today announced that their management teams are scheduled to meet with investors in the U.S. this week in advance of Prime’s special meeting of shareholders scheduled for Wednesday, March 27, 2013.

The Company also announced its intention for the post-business combination company to pay an annual cash dividend.

Diana Liu, Prime’s chief executive officer, stated, “As we continued to evaluate the prospects of our combined company going forward, we felt it was appropriate to update investors on the status of the transaction and announce our intention to provide investors with a dividend opportunity.”

Mr. Marco Prete, founder and chairman of bhn, commented, “We have made significant progress in our discussions with the sellers of the properties under consideration and look forward to sharing more information with investors in the coming weeks, including the possible addition of additional properties.”

Prime’s and bhn’s managements provided additional information on the portfolio of Italian commercial real estate assets (“Initial Portfolio”) that the newly formed company intends to exchange for ordinary shares of Prime (see transaction details below), subject to the execution of a definitive stock exchange agreement with the Company.

•	Valued at approximately $200 million
•	Diversified portfolio of properties throughout Italy with high occupancy rates of 99% in 2012 and average remaining years on leases being eight
•	Approximately 130,000 square meters of gross leasable area
•	Bhn management will manage and seek to grow the portfolio

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Initial Portfolio Summary

	Location	Property Type	Tenant(s)	Approx. Gross Leasable Area (in sq. meters)	Annual Rental Revenue (€ in millions)	Year of Lease Expiration
1	Central Italy	Industrial	Major multinational company	40,000	€2.7	2022
2	Central Italy	Office	Various	3,000	€0.7	2019
3	Central Italy	Office, retail, residential	Various	4,000	€0.35	2018
4	Rome	Office, retail	State agency	8,000	€1.25	2020
5	Northern Italy	Office	State agency	70,000	€2.5	2025
6	Milan	Office	Law firm	2,000	€1.2	2019
7	Northern Italy	Shopping Center	Various	10,000	€2.4	2019
				138,000	€11.1

Transaction Details

On February 25, 2013, Prime and privately held bhn S.r.l. (“bhn”), a leading financial and strategic advisory boutique based in Milan, announced that they had entered into a binding Letter of Intent in connection with a proposed business combination transaction. As Prime would not be able to complete this business combination prior to the March 30, 2013, termination date set forth in its amended and restated memorandum and articles of association and trust agreement, Prime filed a proxy on February 26, 2013, proposing to its shareholders an extension for a period of six months after the March 30, 2013, termination date set forth in its amended and restated memorandum and articles of association and trust agreement (the “Extension”). The Company has called a special meeting of shareholders of record as of the close of business on February 15, 2013, to vote on the Extension to be held on Wednesday, March 27, 2013.

In connection with the Extension, Prime is also allowing shareholders holding its ordinary shares issued in its IPO the opportunity to redeem their shares for a pro rata portion of the trust account established by Prime at the consummation of the IPO. This offer is scheduled to expire at 5 p.m. EST on Wednesday, March 27, 2013, unless extended. Prime will grant shareholders of the combined company who elect not to redeem their shares prior to the completion of the business combination one warrant for every four shares not redeemed at the time of the transaction’s completion.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business. Prime consummated its initial public offering on March 30, 2011, and generated aggregate gross proceeds of $36 million. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

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About Bhn S.r.l.

Established in 2001, bhn S.r.l. is a leading financial and strategic advisory boutique based in Milan, specializing in mergers and acquisitions, debt management and restructuring, capital markets and real estate. The Company focuses primarily on European opportunities in Italy, Spain and Greece.

No Offer to Purchase

On February 26, 2013, Prime filed proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares are being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime has filed with the Securities and Exchange Commission (the “SEC”). The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they contain important information about the extension and the extension tender offer.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., bhn S.r.l., and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which bhn is engaged;

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•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting the combined business’ revenue and profitability;

•	Changes in the real estate industry;

•	Bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor bhn assumes any obligation to update the information contained in this press release.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(212) 836-9610	(212) 836-9606
cyu@equityny.com	aprior@equityny.com